Exhibit 10.1

March 17, 2019

Raymond Silcock

Dear Ray,

I would like to formally congratulate you on becoming a part of the Perrigo family and an integral part of my leadership team that will transform Perrigo to a world class consumer focused self-care company over the next few years! For more than 130 years, Perrigo has provided high quality, affordable self-care products to families around the world and there is no greater reward than helping make lives better.

Perrigo sets the standard for hiring top talent, which is why I’m so pleased to confirm in writing the offer you and I agreed upon for the Executive Vice President & Chief Financial Officer position, reporting to me and to give you the opportunity to help over 10,000 passionate Perrigo employees around the globe bring our vision to a reality:

To make lives better by bringing quality, affordable self-care products that consumers trust everywhere they are sold.

This offer is contingent upon successful completion of a pre-employment drug test, a background check, and your ability to legally work in the United States. We are targeting a start date of March 25th, 2019.

The base salary for this position will be $650,000 annually (paid over 24 pay periods on the 15th and last day of each month).

Other terms of our offer also include:

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A sign on bonus in the gross amount of $500,000. If you voluntarily leave employment with Perrigo for any reason within the first 12 months of employment, you will be responsible to repay 66% of your sign on bonus. If you voluntarily leave employment with Perrigo for any reason within months 13-24 of employment, you will be responsible to repay 50% of your sign on bonus.

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Participation in Perrigo’s Annual Incentive Plan (AIP) plan. The AIP is a cash bonus plan. Your target annual payout for the bonus is 80% of base salary. Bonus payouts take place following the end of the calendar year, with payout occurring in mid-February. Your first payout in February/March of 2020 will be pro-rated based upon your start date. The Corporate AIP program is funded based on company performance consistent with the other executive officers including myself and is a combination of Revenues (30%) and Operating Income (50%) on our core consumer businesses; there is also an individual performance factor based on strategic objectives (20%) which you and I will set together once you arrive.

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Eligibility to receive equity through Perrigo’s discretionary Long-Term Incentive (LTI) Plan. Perrigo grants equity using a combination of Performance-based Restricted Stock Units (PSUs) and Service-based Restricted Stock Units (RSUs). You will receive your initial discretionary LTI award in full for 2019 shortly after you join and which is described in the next paragraph. LTI awards are generally made following the start of the calendar/fiscal year in February or March. Your 2020 and subsequent annual targeted equity award will be $2,000,000. This grant will consist of 50% OI (Operating Income)-PSUs, 20% rTSR (relative Total Shareholder Return)-PSUs, and 30% ratable Service-based RSUs. Receipt of the Equity Award is subject to the terms outlined in your Equity Award grant agreement and Perrigo’s 2013 Long-Term Incentive Plan (and any amendments, modifications or successor documents) including retirement eligibility treatment at age 65.

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Your 2019 award will be an allocation of equity equal to $2,000,000 which will be granted on the 5th trading day of the month following your start date and is subject to performance objectives. This grant will have the same construct as the annual grant in terms of split between 50% OI (PSU’s), 20% rTSR (PSU’s), and 30% ratable Service based-RSU’s. Receipt of the Equity Award is subject to the terms outlined in your Equity Award grant agreement and Perrigo’s 2013 Long-Term Incentive Plan (and any amendments, modifications or successor documents) including retirement eligibility treatment at age 65.

•	As a member of our senior executive team, you will be eligible to participate in the Perrigo Non-Qualified Deferred Compensation (NQDC) Plan.

•	Eligibility for a performance and salary review on April 1st, 2020 and annually thereafter. Your increase may be pro-rated based on your start date.

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Eligibility to participate in our health and welfare benefits to include: health, dental, prescription, and life insurance, 401(k), profit sharing retirement, tuition reimbursement and paid holidays and vacation.

Please refer to the attached Perrigo Employee Benefit Guide for a full description of all of the benefits you are eligible to receive.

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Eligibility to participate in the Perrigo Company Executive Committee Severance Policy, the Perrigo Company U.S. Severance Policy, and the Perrigo Company Change In Control Severance Policy for U.S. Employees pursuant to the terms and conditions of each policy, copies of each are attached.

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Your eligibility to participate in the various benefit plans refrenced above is governed by the terms and conditions of each plan document, and you, as with any other executive officer, are subject to any plan design changes made by the Remuneration Committee or the Board of Directors.

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Immediately begin earning and receiving vacation at a rate of 6.66 hours per pay period (annual equivalent of 160 hours or 4 weeks) and may begin using time as it is earned or carry it over in accordance with company policy.

•	Your primary work location will be Allegan, Michigan. You will be responsible for all associated commuting costs to and from Michigan.

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We understand your desire is to maintain your residency in California and commute to Michigan on a regular basis. Please be advised, by working in the State of Michigan, Perrigo will be required to withhold certain taxes and other withholdings. We advise you to seek counsel from your personal tax advisor on how to manage your state income tax withholdings and reconcile between California and Michigan.

We hold the highest standard for our products, as well as for our employees. Our employees adhere to three Core Values: Integrity – “We do what is right”, Respect — “We demonstrate the value we hold for one another” and Responsibility – “We hold ourselves accountable for our actions.” These Core Values are at the heart of our corporate culture and a vital part of our success today.

Please be sure to review the Perrigo Employee Handbook enclosed with this letter. It outlines key policies and the expectations we have for our employees. A copy of our Code of Conduct, which outlines additional policies, will also be included among other online training and will be discussed during your orientation.

Perrigo is an at-will employer, meaning that either you or Perrigo are free to end the employment relationship at any time, with or without notice or cause. Nothing in this letter or in Perrigo’s policies or procedures, either now or in the future, are intended to change the at-will nature of our relationship.

Again, we are very excited that you will be joining the Perrigo family. The role you play will be key to our overall success, especially given the expertise and background you will bring to Perrigo. On behalf of the leadership team, congratulations and welcome to Perrigo!

Should you have any questions about the details of this offer, please feel free to call me.

Sincerely,

PERRIGO COMPANY	ACKNOWLEDGEMENT

/s/ Murray Kessler	/s/ Raymond Silcock
Murray Kessler	Raymond Silcock
President & CEO	DATE	3/17/2019